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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRADEWIRE SECURITIES, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
400 MADISON AVENUE, 18TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXANDRE ARTMANN **212-982-8711**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

TABELIAO E REG CIVIL 30 SUB IBIRAPUERA
AV PE ANT. JOSE SANTOS,1572 F: 5506.574
VALIDO SOMENTE COM SELO DE AUTENTICIDADE
RECONHECO POR SEMELHANCA 0001 FIRMAS DE:
001-ALEXANDRE WAEHNELDT ARTMANN
SAO PAULO, 25 DE ABRIL DE 2008.
EM TESTEMUNHO DA VERDADE

ALCIDES BATISTA CORREIA-ESC. AUTORIZ.
Total Custas.:******2,75
Car.:2935596 DOC.S/V.ECONOMICO
Selo:1063AA813320

Sueli Veranguel Oliveira
Escrevente Autorizada

Para produzir efeito no Brasil e para valer contra terceiros, deverá ser vertido em vernáculo e registrada a tradução.

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Tradewire Securities, LLC

We have audited the accompanying statement of financial condition of Tradewire Securities, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradewire Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

April 22, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	26,577
Receivable from clearing organizations		64,280
Deposits with clearing organizations		850,000
Accounts receivable		29,328
Other assets		720
TOTAL ASSETS	$	970,905

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	116,712
Subordinated borrowings		773,948
Total liabilities		890,660
Member's equity		80,245
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	970,905

See accompanying notes to statement of financial condition.

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tradewire Securities, LLC (the "Company") is a limited liability company formed in Delaware on May 8, 2006. The firm is wholly owned by Tradewire Group Ltd., a Cayman Island company (the "Parent"). The Company conducts its operations in Sao Paulo, Brazil.

The Company, a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on May 24, 2007, and is also a member of the National Futures Association. The Company began operations in September 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company records proprietary securities transactions and related profits and losses arising from such transactions on the trade-date basis.

Commission revenue and related expenses are recorded on a settlement-date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. RECEIVABLE FROM AND DEPOSITS WITH CLEARING ORGANIZATIONS

The receivable from clearing organizations represents cash held by the clearing organization primarily from commissions receivable at December 31, 2007. The deposits with the clearing organizations in the amount of $850,000 are required by the clearing organizations.

NOTE 4. OFF-BALANCE SHEET AND CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreements between the Company and its clearing broker-dealers provide that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

Substantially all of the Company's amounts due from brokers and dealers are held at two clearing brokers and are, therefore, subject to the credit risk of the clearing brokers.

Substantially all of the Company's cash is held in accounts at a major financial institution. The Company maintains cash in a bank account that, at times, may exceed federally insured limits.

NOTE 5. ACCOUNTS PAYABLE

Accounts payable consisted of the following at December 31, 2007:

Operating expenses	$	49,655
Due to affiliate		67,057
Total	$	116,712

NOTE 6. SUBORDINATED BORROWINGS

At December 31, 2007, the Company had borrowings of $750,000 from a shareholder of its Parent, which is unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordination agreement is subject to the rules and regulations of the Securities and Exchange Commission, and, accordingly, the borrowings are available in computing net capital, as defined. The agreement is scheduled to mature on August 31, 2010, unless extended. The loan bears interest at a rate of 9.5% per annum. During 2007, the Company incurred $23,948 in interest on the loan. The accrued interest payable on this loan is also considered subordinated capital for purposes of computing net capital.

NOTE 7. RELATED PARTY TRANSACTIONS

In accordance with a service agreement between the Company and an entity also owned by the Parent, the costs of all professional and administrative staff, facilities and services, and regulatory and other expenses necessary to conduct the Company's broker-dealer operations are paid by the affiliate. The Company reimburses the affiliate for its expenses. The total reimbursement since the Company began operations was $285,433, of which $67,057 was payable at December 31, 2007.

NOTE 8. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (8 to 1 during the Company's first year of operations as a broker-dealer). Net capital and aggregate indebtedness change from day to day. As of December 31, 2007, the Company had net capital of $681,424, which was in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1 as of December 31, 2007.

END